SOL Strategies Provides Monthly Operational Update: March 2025

Toronto, Ontario--(Newsfile Corp. - April 7, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today released its March 2025 operational update.

Management Commentary

Leah Wald, CEO, stated, "March represented a significant month for SOL Strategies, marked by our strategic acquisition of Laine's validator network and Stakewiz.com, significantly expanding our validator footprint. This acquisition, which brings Michael Hubbard to our executive team as Chief Strategy Officer, combined with our continued operational excellence across all validators, reinforces our position as a leading institutional staking platform within the Solana ecosystem."

Validator Performance Metrics

Network Position & Growth

- Total SOL staked across all validators: 3,391,092 SOL, representing approximately CAD $552 million (USD $396 million)

- Total validators operated: 4 (including one validator added through the Laine Acquisition, as defined below).

A validator is a specialized server node on the Solana blockchain that processes transactions, verifies blocks, and maintains network consensus. Validators enhance the network's security, performance, and decentralization. They earn revenue through commission fees on staking rewards generated by delegators who stake their SOL tokens to the validator. Operating validators is a core blockchain infrastructure activity that requires both technical expertise and capital investment.

The above Canadian dollar (CAD) amounts are based on prices and foreign exchange rates quoted by Coinbase (https://www.coinbase.com/converter/sol/cad) as of 5:00PM ET on April 3, 2025.

Technical Performance and Developments

  Uptime: 99.955% across all validators
  Average APY Delivered to Delegators: 7.41%, outperforming the network average of 7.32%
  Firedancer Implementation: Currently being tested on two validators. Firedancer is a next-generation validator client designed to improve Solana's throughput, efficiency, and network resilience. Our active testing positions SOL Strategies at the forefront of infrastructure innovation while reinforcing our commitment to supporting scalable, institutional-grade performance.
  Restaking Integration: SOL Strategies is proud to be at the forefront of restaking innovation on Solana through active participation in Jito's TipRouter NCN, a notable advancement in MEV distribution.

Source: stakewiz.com data sourced from stake account reward entries for all validators for epochs ending in March 2025, unweighted mean.

Market Note: While validator performance and yield remained strong, SOL's market price declined approximately 12.5% over the month of March. As a result, CAD-denominated returns for delegators were impacted by underlying token price volatility, despite steady protocol-level rewards.

Corporate Development

Laine Validator Acquisition (the "Laine Acquisition"): On March 17, 2025, SOL Strategies completed the acquisition of three Solana validators - including Laine's validator and Stakewiz.com - for CAD $35 million. Upon closing, this transaction increased the amount of SOL staked at the Company's validators to 3,351,617 SOL, representing a 102% increase from February.

Leadership Enhancement: Michael Hubbard, founder of Laine, joined SOL Strategies as Chief Strategy Officer to lead validator infrastructure expansion and institutional partnerships. His appointment brings additional technical depth to our validator operations team.

Solana Purchases

During March, the Company acquired 24,000 SOL at an average cost of approximately CAD $199 per token. On March 31, 2025, SOL Strategies held 267,151 SOL, of which 265,295 SOL were staked to the Company's validators.

Media & Industry Engagement

In March, SOL Strategies' CEO Leah Wald was featured across top-tier media platforms and high-impact industry events, further cementing the company's thought leadership within the digital asset space:

  FOX Business - Live interview discussing Solana's rise and institutional appetite for Sol exposure: Watch here
  Bloomberg Television - Featured segment on Sol Futures and SOL Strategies' positioning as a first-mover: Watch here.
  Blockworks Digital Asset Summit - Moderated the flagship panel "Crypto M&A and IPOs", alongside leaders shaping the next wave of crypto dealmaking
  The Tie's Innovate Summit - Panelist on "Beyond ETFs," exploring the future of asset structuring in the digital space
  Lightspeed Podcast (Blockworks) - In-depth conversation on Solana adoption and market infrastructure: Watch here
  CEO.CA - Featured guest sharing the SOL Strategies vision with Canada's most active investor community: Watch here
  Canadian Securities Exchange (CSE) issuer update interview: Taking a Stake in Solana's Potential. Watch here

Solana Network Update

March saw a significant governance vote on SIMD-228, proposing to reduce Solana's inflation rate from 4.5% to approximately 0.87%. While the proposal received 61.4% support (short of the required two-thirds threshold), SOL Strategies actively participated in the process, with our validators voting yes. Full details on the proposal and vote results are available here: https://www.theblock.co/post/346280/solanas-key-simd-228-proposal-fails-to-pass-validator-vote-token-emissions-unchanged. Additionally, there was another governance vote on SIMD-123 which passed. This proposal will allow validators to share block rewards with their stakers.

Beyond governance, the broader Solana ecosystem continued to build momentum. Visa and Worldpay expanded their use of Solana for stablecoin settlement infrastructure, reinforcing institutional interest in Solana's high-speed, low-cost network.

Meanwhile, Solana Mobile began delivering pre-orders of its second smartphone, focused on Web3- native mobile experiences: https://solanamobile.com. Activity in NFTs and gaming also remained strong, with Magic Eden and Tensor maintaining their positions as leading marketplaces (https://magiceden.io and https://www.tensor.trade), and new content launches from Aurory (https://aurory.io) and Star Atlas (https://staratlas.com) continuing to drive user engagement. These developments reflect steady growth across both institutional and consumer-facing segments of the Solana ecosystem.

Market Context

Solana (SOL) experienced notable volatility in March, beginning the month around $144, with a monthly low of around $110, reaching a high of approximately $178, and closing just under $126, according to CoinGecko. From its monthly low to peak, SOL gained approximately 61.8%, while the decline from its high to month-end marked a pullback of around 29.2%. Overall, SOL ended March down roughly 12.5% from its opening price. These intra-month swings reflect a combination of renewed ecosystem interest-driven by developments in payments, mobile, DeFi, and governance-and broader market volatility.

This update is intended for informational purposes only and does not constitute investment advice. SOL Strategies remains focused on long-term, value-driven participation within the Solana ecosystem and will continue to monitor market and protocol developments closely.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQX: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact

ICR

John Ragozzino Jr. CFA
solstrategies@icrinc.com
Tel: 203-682-8284

Cautionary Note Regarding Forward-Looking Information

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the Company's validator operations, anticipated growth following the Laine Acquisition, and the strategic direction of its infrastructure and investment activities within the Solana ecosystem. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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